Exhibit 99.1

Newater Technology, Inc. Announces Completion of Merger

YANTAI, China, July 13, 2021 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that the completion of merger contemplated by that certain agreement and plan of merger by and among the Company, Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Merger Sub”) dated as of September 29, 2020 (the “Merger Agreement”), providing for the merger of the Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of the Parent.

Under the terms and conditions of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on July 12, 2021, each of the Company’s ordinary shares (the “Shares”) issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive $3.65 per Share without interest and net of any applicable withholding taxes, except for: (i) Shares beneficially owned by Mr. Yuebiao Li, Ms. Zhuo Zhang, and Mr. Xiangqian Sui (the “Rollover Shares”), and (ii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “Dissenting Shares”, together with the Rollover Shares, the “Excluded Shares”). Each Excluded Share issued and outstanding immediately prior to the effective time of the merger was cancelled and ceased to exist, and no consideration would be delivered with respect thereto, provided that the Dissenting Shares would be paid with the payment resulting from the procedure in Section 179 of the BVI Companies Act, 2004, as amended.

The Company also announced today that it has requested that trading of its shares on the Nasdaq Capital Market (“Nasdaq”) be suspended. The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ordinary shares on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

• Reuse of high quality reclaimed water;

• High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

• Highly efficient treatment of Landfill leachate; and

• Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company
Ning Liu Senior Manager NEWATER TECHNOLOGY INC. Phone: +86 (535) 8012999 +86 15063837878 Email: office@dtnewa.com